BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York  10286

January 27, 2021

BNY Mellon Opportunity Funds

240 Greenwich Street
New York, New York  10286

Re:       Expense Limitation

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Natural Resources Fund (the "Fund"), a series of BNY Mellon Opportunity Funds (the "Trust"), as follows:

Until February 1, 2022, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of its classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.10%.  On or after February 1, 2022, BNYM Investment Adviser may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Directors of the Trust and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to February 1, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the Fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/ James Bitetto
                                           James Bitetto

                                                                               Secretary

Accepted and Agreed To:

BNY MELLON OPPORTUNITY FUNDS

By: /s/ James Windels

       James Windels

       Treasurer